Exhibit 4.15

ENGLISH SUMMARY OF THE LOAN CONSOLIDATION AGREEMENT
(ORIGINAL LANGUAGE – HEBREW)

BY AND BETWEEN

POINTER (EDEN TELECOM GROUP) LTD.

AND

NEXUS TELOCATION SYSTEMS LTD.

Dated November 16, 2004
(the “Agreement”)

Description: Loan Amount: Term and Interest:	Loan Consolidation Agreement pursuant to which
previous loans made by Nexus Telocation Systems
Ltd. to Pointer (Eden Telecom Group) Ltd.
("Pointer") shall be consolidated into the one
loan.

NIS 24,525,000.

Interest repayments and repayments of the
principal shall commence on February 28, 2007,
with NIS 800,000 payable annually on account of
the interest and NIS 200,000 payable annually on
account of the principal. Interest under the loan
shall be payable at a rate of 4% per year.